UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

Partners Group Private Real Estate (Master Fund), LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o Partners Group (USA), Inc.
1114 Avenue of the Americas, 37th Floor
New York, NY 10036

Telephone Number (including area code):

(212) 908-2600

Name and address of agent for service of process:

Brooks Lindberg
Partners Group Private Real Estate (Master Fund), LLC
1114 Avenue of the Americas, 37th Floor
New York, NY 10036

with a copy to:

Joshua B. Deringer, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒ Yes                                 ☐   No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York, as of the 29th day of November, 2011.

Partners Group Private Real Estate (Master Fund), LLC

By:	/s/ Scott Higbee
Name: Scott Higbee
Title: President

By:	/s/ Brooks Lindberg
Name: Brooks Lindberg
Title: Chief Financial Officer